UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

Amendment No. 3 to Offering Statement

Under the Securities Act of 1933

GRIDWATER INC.

Mobile Wastewater Treatment & Grease-Management Services

Class B Preferred Stock — Reg CF Tier

Target Offering Amount: $25,000

Maximum Offering: $1,200,000

Offered Through Andes Capital Group, LLC

This Form C and the offering described herein are made under Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.).

Table of Contents

1. Disclaimer

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

2. Form C Offering Memorandum

Gridwater Inc. (the "Company") is offering shares of Class B Preferred Stock — Reg CF Tier (the "Class B Preferred Stock") through Andes Capital Group, LLC as registered intermediary at a purchase price of $100.00 per share. The Company is seeking a target offering amount of $25,000 and a maximum offering amount of $1,200,000.

The Class B Preferred Stock has been duly authorized under the Second Amended and Restated Certificate of Formation of Gridwater Inc. filed with and accepted by the Texas Secretary of State. Investors in this offering are purchasing Class B Preferred Stock directly and will receive shares at the applicable closing, subject to the offering documents, intermediary procedures, and applicable law.

Each share of Class B Preferred Stock issued in this offering is entitled to the rights and preferences set forth in the Second Amended and Restated Certificate of Formation of Gridwater Inc. The preferred-return measurement period and five-year hold/Put Window mechanics are measured from the applicable Class B Measurement Date, as provided in the Company's governing documents and Subscription Agreement.

Potential purchasers are referred to as "Investors" or "you." To purchase securities, Investors must complete the purchase process through the intermediary-approved platform and execute the final Subscription Agreement and required investor questionnaires. Committed funds will be held in escrow by the intermediary-approved escrow facilitator until the target amount is met and one or more permitted closings occur. Subscriptions may be accepted or rejected by the Company and/or the intermediary in accordance with the final offering documents and intermediary procedures.

2.1 Issuer Information

Item	Details
Name of Issuer	Gridwater Inc.
Legal Form	C-Corporation
Jurisdiction of Incorporation	Texas
Date of Organization	January 21, 2026
Physical Address	5225 W Houston Street, Sherman, TX 75092
Website	https://www.gridwater.com
Co-Issuer	No
CIK Number	0002133095

2.2 Intermediary Information

Item	Details
Name of Intermediary	Andes Capital Group, LLC
CIK Number	0001348811
SEC File Number	008-67202
CRD Number	139212

2.3 Offering Terms — Summary

Item	Details
Type of Security Offered	Class B Preferred Stock — Reg CF Tier
Price per Security	$100.00 per share
Target Number of Securities	Up to 250 shares of Class B Preferred Stock
Maximum Number of Securities	Up to 12,000 shares of Class B Preferred Stock
Target Offering Amount	$25,000
Maximum Offering Amount	$1,200,000
Minimum Investment per Investor	$500
Oversubscriptions Accepted	Yes. Investments in excess of the $25,000 Target Offering Amount are accepted up to the $1,200,000 Maximum Offering Amount. Once the Target Offering Amount is met, the Company intends to conduct rolling closings as investment commitments accumulate, and oversubscriptions are allocated on a first-come, first-served basis.
Offering Deadline	October 1, 2027, extendible by amendment per Rule 304(c)
Disbursement from Escrow	Once per month, or on a schedule agreed between Intermediary and Issuer, subject to satisfaction of target offering and Rule 304 conditions
Jurisdictions of Offer	All 50 U.S. states and the District of Columbia, subject to applicable Regulation Crowdfunding limits

The following summarizes the economic terms of the Class B Preferred Stock offered hereby. The complete terms are set forth in the Second Amended and Restated Certificate of Formation of Gridwater Inc., this Form C, and the Subscription Agreement.

Original Issue Price	**$100.00 per share**
Liquidation Preference	In a liquidation, dissolution, winding up, or Deemed Liquidation Event, and before any payment on the Common Stock, the greater of (i) 1.0× the Original Issue Price plus accrued but unpaid Preferred Return and (ii) the Class B Participation Percentage (3.5% × Class B shares outstanding ÷ 52,000) of the Proceeds, and not the sum, in each case subject to the 18% Return Floor and 30% Return Ceiling. Ranks pari passu with the Class B Preferred Stock — Reg D Tier and with any outstanding Class A Preferred Stock. A Deemed Liquidation Event includes a merger after which the Company's stockholders no longer hold a majority of the surviving entity's voting power, or a sale of all or substantially all of the Company's assets, unless the holders of a majority of each class of Preferred Stock elect otherwise.
Preferred Dividend Right	8% per annum on the Original Issue Price, cumulative, non-compounding, payable when, as, and if declared by the Board, senior to Common dividends
Preferred-Return Measurement	The Preferred Return accrues from the applicable Class B Measurement Date. The Class B Measurement Date for any share means the date on which funds for that share are released from escrow to the Company and that share is issued and recorded in the Company's stock ledger, which will be the same date. Each tranche has its own Class B Measurement Date. This rule applies to every share of Class B Preferred Stock, including shares issued on conversion of a SAFE, for which the Class B Measurement Date is the date of conversion and issuance and not the date of the SAFE.
Voting Rights	Non-voting except as required by the Texas Business Organizations Code and subject to the protective provisions set forth in the Second Amended and Restated Certificate of Formation of Gridwater Inc., which require the consent of the holders of a majority of the outstanding Class B Preferred Stock for the matters listed under "Protective Provisions" in Section 8.5

Conversion to Common Stock	Automatic conversion into Common Stock, one share for one share, upon a firm-commitment underwritten public offering priced at not less than five times the Original Issue Price ($500.00 per share) that raises at least $500,000,000 net to the Company; otherwise convertible into Common Stock only at the election of the Board. No holder has a right to initiate or require conversion, and a Board-elected conversion does not require the consent of Class B holders. On any conversion, the Company pays all accrued and unpaid Preferred Return, and each holder receives the greater of (i) the shares issuable at the conversion rate and (ii) shares of Common Stock with a fair market value that, together with all amounts previously paid, produces an 18% internal rate of return. The 30% Return Ceiling does not apply to a conversion.
Transfer Restrictions	Securities purchased in a Regulation Crowdfunding offering may not be transferred for one year except as permitted by Rule 501 of Regulation Crowdfunding, and thereafter only pursuant to an effective registration statement or an available exemption under securities laws. The contractual five (5)-year hold period is measured from the applicable Class B Measurement Date.
Put / Call Right	After the five (5)-year hold period beginning on the applicable Class B Measurement Date, the holder has a Put Right and the Company has a Call Right at the applicable Put Price during a calendar-quarter Put Window. Both rights are exercisable only as to all, and not less than all, of a holder's Class B Preferred Stock, and shares bought back are retired.
Put Price — Base Valuation	The aggregate Put Price equals 3.5% of Company Value multiplied by a fraction, the numerator of which is the number of shares of Class B Preferred Stock then outstanding and the denominator of which is 52,000 (the number of shares at the full $5.2M subscription: $4M Reg D and $1.2M Reg CF), allocated pro rata by the number of shares held and calculated on a fully diluted basis. “Company Value” equals 3.5 times the Company's gross revenue for the trailing twelve months ending on the buyback date, determined in accordance with GAAP.
Put Price — Guardrail Mechanics	The Put Price is subject to an 18% Return Floor and a 30% Return Ceiling measured on total return from inception, compounded annually

	from the applicable Class B Measurement Date and inclusive of amounts previously paid, as provided in the Company's governing documents. These are contractual valuation guardrails, not guaranteed returns.
Company Extension Right	If, on the fifth anniversary of a holder's Class B Measurement Date, the Put Price before application of the Return Floor would be less than the amount produced by the 18% Return Floor, the Company may, on ninety (90) days' prior written notice to all Class B holders, extend commencement of the Put Window by up to two (2) additional years.
Lawfully Available Funds	All amounts payable in respect of the Class B Preferred Stock are payable only out of funds lawfully available under the Texas Business Organizations Code. Any amount deferred for that reason remains owed and continues to accrue as provided in the Company's governing documents.
QSBS Eligibility	Class B Preferred Stock — Reg CF Tier is intended to qualify as Qualified Small Business Stock under IRC §1202. For shares that qualify, the applicable holding period generally begins when the investor acquires the shares at original issuance, subject to applicable tax law.

No distribution, preferred return, redemption, repurchase, IRR, tax treatment, liquidity event, or investment return is guaranteed. Any references to a targeted IRR are for illustrative and analytical purposes only, are based on assumptions that may not materialize, and are not contractual obligations of the Company except to the extent expressly set forth as the Return Floor and Return Ceiling in the Subscription Agreement and the Second Amended and Restated Certificate of Formation of Gridwater Inc. The complete contractual terms governing Put / Call Rights, valuation methodology, and the Return Floor and Return Ceiling are set forth in the Subscription Agreement.

2.4 Escrow, Cancellation, and Re-Confirmation

If investment commitments do not equal or exceed the target offering amount at the offering deadline, no securities will be sold, investment commitments will be cancelled, and committed funds will be returned.

Investors may cancel an investment commitment for any reason until 48 hours before the earlier of (a) the offering deadline or (b) such earlier closing time as permitted by Regulation Crowdfunding and the intermediary (provided the Target Amount has been met).

3. The Company

Name of Issuer: Gridwater Inc.

Gridwater Inc. certifies that all of the following are true:

- Organized under, and subject to, the laws of the State of Texas.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption due to a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed and provided to investors all required ongoing annual reports under Regulation Crowdfunding for the prior two years, or shorter applicable period required by Regulation Crowdfunding.
- Not a development-stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company.

3.1 Prior Compliance with Reporting Requirements

Has the issuer or any predecessor previously failed to comply with the ongoing reporting requirements of Rule 202? Not applicable. Gridwater has not previously conducted a Reg CF offering.

Going forward, the Company will file an annual report electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report.

Annual Report URL: https://www.gridwater.com/investors/annual-reports. The investor relations section of www.gridwater.com will host annual reports beginning with the first annual report due 120 days following the end of the fiscal year in which this offering closes. The issuer must continue to comply with ongoing reporting requirements until a permitted termination event applies under Regulation Crowdfunding, including Exchange Act reporting, qualifying holder/asset thresholds after required annual reports, repurchase or redemption of all securities issued under Section 4(a)(6), or liquidation/dissolution.

4. Principal Security Holders

Beneficial owners of 20% or more of the issuer's outstanding voting equity:

Name of Holder	Securities Held	% Voting Power Pre-Offering
ZIGCO	1,000 shares of Common Stock	50%
Water On Demand, Inc. (WODI)	1,000 shares of Common Stock	50%

5. Directors and Officers of the Company

5.1 Directors

Director #1 — Ken Berenger

- Dates of Board Service: 01/21/2026 to present
- Principal Occupation: Executive Chairman of Gridwater Inc. and Chief Executive Officer of Water On Demand, Inc.
- Employer: Gridwater Inc. and Water On Demand, Inc.
- Dates of Service with Employer: 01/21/2026 to present (Gridwater); ongoing CEO of Water On Demand, Inc.
- Employer's Principal Business: Mobile wastewater treatment and water-as-asset-class infrastructure investment platform
- Positions Held with Issuer: Executive Chairman, Co-Founder, Board Member — 01/21/2026 to present

Business Experience (Past 3 Years): Co-creator of Water On Demand. CEO of Water On Demand, Inc., focused on capital structuring and investment models for water infrastructure as a long-duration, income-generating asset class. 25+ years of experience across banking, investment management, corporate finance, sales force development, and consulting. Worked with distressed homeowners and financial institutions during the 2008 foreclosure crisis. Wharton Emeritus Credential in Fintech Revolution: Transformative Financial Services and Strategies. Strategic capital markets and governance leadership for both Water On Demand and Gridwater.

Director #2 — Bryan Klepzig

- Dates of Board Service: 01/21/2026 to present
- Principal Occupation: CEO of Gridwater Inc. and Founder/CEO of ZIGCO
- Employer: Gridwater Inc. and ZIGCO
- Dates of Service with Employer: 01/21/2026 to present (Gridwater); 20+ years operating ZIGCO/EnviroMaintenance
- Employer's Principal Business: On-site wastewater services, excavation, hauling, and field operations across Central Texas
- Positions Held with Issuer: Chief Executive Officer, Co-Founder, Board Member — 01/21/2026 to present

Business Experience (Past 3 Years): Founder and CEO of ZIGCO and its legacy platform EnviroMaintenance, an established on-site wastewater services provider serving 1,000+ customers across residential, commercial, municipal, and industrial sectors in Central Texas (100-mile service radius). Pioneer of seven-axle super dump truck operations in Texas. Active member of Texas On-Site Wastewater Association (TOWA). Dealer-licensed for multiple leading on-site wastewater system manufacturers.

5.2 Officers

Officer #1 — Ken Berenger

- Title: Executive Chairman
- Dates of Service: 01/21/2026 to present
- Responsibilities: Strategic oversight, governance leadership, capital markets and investor relations

Business Experience (Past 3 Years): See Director #1 entry above.

Officer #2 — Bryan Klepzig

- Title: Chief Executive Officer
- Dates of Service: 01/21/2026 to present
- Responsibilities: Operational leadership, fleet deployment, customer relationships, regulatory compliance, day-to-day execution

Business Experience (Past 3 Years): See Director #2 entry above.

Officer #3 — James Woloszyn

- Title: Chief Operating Officer
- Dates of Service: 01/21/2026 to present
- Responsibilities: Operations, scaling systems, governance structures, and execution roadmap. Concurrently COO of Water On Demand, Inc.

Business Experience (Past 3 Years): COO of Water On Demand, Inc. Prior leadership at Boeing, Hewlett-Packard, Hewlett-Packard Enterprise, and Northwestern Mutual. 11 years scaling PressReader from early-stage to the world's largest digital newspaper platform (VP Operations, then CEO of two subsidiary companies). 7 years at HP as Chief of Staff and VP of Global Customer Advocacy across 9 countries. Participated in HP's Silicon Valley investment group. Former President of a Napa Valley luxury winery. Advisory member to venture capital firm Semper Virens. B.Sc. Genetics and Advanced Biology, University of the Witwatersrand. Business Degree, Segal School of Business.

Officer #4 — Cory Mertes

- Title: Chief Financial Officer
- Dates of Service: 01/21/2026 to present
- Responsibilities: Financial oversight, modeling, projections, budgets, and financial reporting. Concurrently CFO of Water On Demand, Inc.

Business Experience (Past 3 Years): CFO of Water On Demand, Inc. 20+ years of executive financial leadership in insurance, financial services, mortgage banking, and technology. Former CPA. Founder and EVP/CFO of Alliance United Insurance Company, sold to Kemper. Owned and operated Mertes Financial Services for 12 years. Senior leadership at Countrywide Financial (VP) and Ocean Financial (EVP/CFO).

Specializes in capital strategy, regulatory navigation, enterprise risk management, and value creation through liquidity events.

6. Business and Anticipated Business Plan

6.1 Overview

Gridwater Inc. is a Texas-based mobile wastewater services platform formed to acquire, deploy, and operate a fleet of advanced mobile wastewater treatment and grease-management vehicles. The Company provides essential, recurring services to commercial, industrial, and institutional customers whose operations generate wastewater, fats, oils, grease (FOG), and related regulated effluents.

Gridwater is structured as a joint venture co-owned by Water On Demand, Inc. (WODI) and ZIGCO. Initial operations are focused in Austin, Texas, with a phased expansion strategy across Texas followed by entry into additional high-growth U.S. markets including California, Oklahoma, and Florida.

6.2 Strategy: Asset-Backed, Route-Dense Deployment Model

Capital-intensive mobile treatment vehicles are deployed only after sufficient customer density and contracted demand have been established. Each vehicle is treated as a discrete revenue-generating unit justified by route economics rather than speculative market entry.

6.3 Target Customer Segments

- Restaurants and food service operators
- Food processing and packing facilities
- Hotels and resorts
- Gas stations and retail centers
- Industrial facilities
- Institutional users such as universities and healthcare systems

Demand is recurring, compliance-driven, and predictable. Many target customers are subject to state and municipal mandates that require routine wastewater and grease removal as a condition of operating legally.

6.4 Operating Structure

Lean, centralized dispatch, compliance, customer management, and reporting. Personnel are added as fleet size and route complexity justify, supporting operating leverage at scale.

7. Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

Material risk factors specific to Gridwater Inc. include the following:

(1) Limited Operating History.

Gridwater Inc. was formed January 21, 2026 and has commenced operations as a development-stage company. While management draws upon ZIGCO's 20+ year operating record, Gridwater itself is a new entity with no audited operating history. Investors must evaluate prospects based on management's plan rather than historical results.

(2) Capital-Intensive Deployment Model.

Gridwater's strategy depends on acquiring, financing, and operating mobile wastewater treatment vehicles. If sufficient capital cannot be raised, or if equipment costs exceed projections, deployment may be slower than planned and unit economics may not materialize.

(3) Customer Concentration and Route Density Risk.

The Company's economics depend on achieving sufficient customer density per route. Failure to acquire or retain anchor customers in target markets may impair route profitability.

(4) Regulatory Compliance Risk.

Operations are subject to the federal Clean Water Act, state pretreatment programs, municipal grease-trap ordinances, and operating permits. Changes in regulation, enforcement priorities, or compliance costs could materially affect operating expenses or service requirements.

(5) Disposal Infrastructure Dependency.

Gridwater's mobile treatment relies on access to disposal sites, treatment partners, and regulated effluent handling capacity. Disruptions in disposal infrastructure could materially affect service delivery.

(6) Competition from Established Legacy Operators.

The commercial wastewater services market includes long-established legacy operators with existing customer relationships and route density. Gridwater must compete on operational efficiency, technology, financing structure, and customer service.

(7) Dependence on Key Personnel.

The Company is materially dependent on the skills, experience, and continued participation of Ken Berenger, Bryan Klepzig, James Woloszyn, and Cory Mertes. Loss of any of these individuals could materially affect operations and strategic execution.

(8) Joint Venture Governance and Inter-Company Alignment.

Gridwater is co-owned 50/50 by Water On Demand, Inc. and ZIGCO. Disagreements between the joint venture partners on strategic direction, capital deployment, or operational priorities could disrupt operations.

(9) Equipment Manufacturer Capacity.

Gridwater's growth is constrained by the manufacturer's ability to produce qualified treatment vehicles and other equipment. Manufacturer delays, supply chain disruptions, or capacity limits could slow deployment.

(10) Environmental, Health, and Safety Law Risk.

Mobile wastewater operations expose the Company to environmental liabilities, regulatory penalties, and potential remediation costs that could materially affect financial results.

(11) QSBS Qualification Not Guaranteed.

The Company intends, and under the Second Amended and Restated Certificate of Formation of Gridwater Inc. will use commercially reasonable efforts, to operate consistent with §1202 eligibility, but qualification depends on ongoing compliance with the active business test, the $75 million aggregate gross asset limit (as indexed for inflation) measured immediately after each issuance, and avoidance of disqualifying redemptions. No assurance is given that QSBS treatment will be available to investors.

(12) Capital Structure Risk.

The Class B Preferred Stock has put and call mechanics based on a revenue-multiple valuation, subject to a Return Floor and Return Ceiling. If revenue falls short of projections, the Put Price may be set by the Return Floor, which the Company may be unable to fund, and the Company may exercise the Company Extension Right.

(13) Litigation and Product Liability Risk.

Operations may expose the Company to product liability claims, customer disputes, and litigation that could result in legal fees, damages, and reputational harm.

(14) Tax Law Changes.

Federal, state, and local tax law changes could affect QSBS treatment, depreciation rules under §168(k), and other tax positions material to investor outcomes.

(15) Forward-Looking Projections.

Financial projections in marketing materials are based on management's current assumptions and may not materialize. Actual operating results may vary materially from projected results.

(16) Arbitrary Offering Price

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Class B Preferred Stock with reference to the general status of the securities market and other relevant factors. The Offering price for the Class B Preferred Stock should not be considered an indication of the actual value of the Class B Preferred Stock and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Class B Preferred Stock can be resold at the Offering price or at any other price.

(17) Neither the Offering nor the Class B Preferred Stock has been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Class B Preferred Stock. Neither the Offering nor the Class B Preferred Stock has been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

(18) In a liquidation, dissolution or bankruptcy, holders are subordinate to all creditors.

If the Company is liquidated or dissolved or becomes subject to bankruptcy proceedings, holders of Class B Preferred Stock will receive distributions only after all creditors have been paid in full, and then only to the extent of the liquidation amount described in Section 8.5, pari passu with the Class B Preferred Stock — Reg D Tier and any outstanding Class A Preferred Stock. There may be no assets remaining for distribution to holders.

(19) There is no guarantee of a return on an Investor's investment.

An investment in the Company is speculative and involves a high degree of risk. There is no assurance that any investor will realize a return on their investment, and it is possible that investors could lose their entire investment. The Company is in the early stages of development, operates in a highly uncertain industry, and faces numerous business, financial, and regulatory risks that could prevent it from achieving its goals.

Dividends are payable only when, as and if declared by the Board, and investors should not expect a resale market for the Class B Preferred Stock or any near-term liquidity. The only potential returns are tied to the long-term success of the Company, which is subject to substantial uncertainty. As with any early-stage company, success is not guaranteed, and investors must be prepared for the possibility that their investment may never generate financial returns.

For these reasons, each investor is strongly encouraged to carefully review this Form C and all accompanying exhibits, to consider the risk factors described herein, and to consult with their own legal, tax, and financial advisors before making any investment decision.

(20) The 8% preferred dividend feature is not guaranteed.

The intended preferred dividend is not a guaranteed yield, interest payment, or debt obligation. Payment depends on the Second Amended and Restated Certificate of Formation of Gridwater Inc., board declaration where required, available funds, applicable law, and Company performance.

(21) The Return Floor and Return Ceiling are not a guaranteed investment return.

The 18% Return Floor and 30% Return Ceiling are contractual guardrails on the Put Price calculation, payable only if and when the Put or Call Right is properly exercised under the Subscription Agreement and the Second Amended and Restated Certificate of Formation of Gridwater Inc., and only to the

extent the Company has lawfully available funds and complies with applicable law. There is no guarantee that the Company will be able to fund any redemption or repurchase.

(22) Company Extension Right may defer Put Price payment.

If, on the fifth anniversary of a holder's applicable Class B Measurement Date, the Put Price determined before application of the 18% Return Floor would be less than the amount produced by the Return Floor, the Company may, upon ninety (90) days' prior written notice to all Class B holders, extend commencement of the Put Window by up to two (2) additional years. During any extension, the Preferred Return and applicable Return Floor mechanics continue as provided in the Company's governing documents, but holders cannot exercise the Put Right during the extension period. Investors should be prepared for the possibility that the Put Window may not commence until the seventh anniversary of the applicable Class B Measurement Date.

(23) Lawfully Available Funds limitation.

The Company's obligation to pay the Put Price is subject to lawfully available funds under the Texas Business Organizations Code and applicable solvency, distribution, and covenant restrictions. If payment would render the Company insolvent or violate applicable restrictions, the obligation may be deferred. Any deferred amount remains owed and continues to accrue as provided in the Second Amended and Restated Certificate of Formation of Gridwater Inc. until paid, but holders should not assume immediate liquidity during the Put Window if Company financial condition does not permit payment. A deferral is not a default, and holders may not accelerate payment or pursue creditor remedies.

(24) QSBS qualification and holding-period requirements may not be satisfied.

The Company intends that the Class B Preferred Stock qualify as Qualified Small Business Stock under Section 1202 of the Internal Revenue Code. The applicable Section 1202 holding period generally begins when the investor acquires the Class B Preferred Stock upon original issuance. Qualification depends on satisfaction of statutory requirements at issuance and throughout the applicable period, and no assurance can be given that any investor will qualify for any exclusion.

(25) The Board may convert the Class B Preferred Stock into Common Stock without the consent of holders.

Under the Second Amended and Restated Certificate of Formation of Gridwater Inc., the Class B Preferred Stock is convertible into Common Stock at the election of the Board, and holders have no right to require or prevent conversion. On conversion, holders would receive accrued Preferred Return in cash and the greater of one share of Common Stock per share or Common Stock with a fair market value producing an 18% internal rate of return, but would then hold illiquid Common Stock without the liquidation preference, the Put Right or the protective provisions. The 30% Return Ceiling does not apply to a conversion, and the Certificate does not specify how the fair market value used to determine the number of shares is established. The Board is elected by the holders of Common Stock, whose interests may differ from those of Class B holders.

(26) The Company may not have sufficient funds to pay the Put Price when Put Rights are exercised.

The Put Price is subject to a Return Floor of 18% per year, compounded annually from each holder's Class B Measurement Date and inclusive of amounts previously paid. Before taking into account amounts previously paid, the Return Floor on a $100.00 share is approximately $228.78 after five years and $318.55 after seven years. If holders of a substantial portion of the Class B Preferred Stock exercise their Put Rights in the same period, the aggregate Put Price could exceed the Company's available cash. The Company may need to borrow, raise additional capital, or defer payment under the Company Extension Right or the lawfully available funds limitation, and there is no assurance that it will be able to pay the Put Price in full or on time.

(27) Future financings may dilute holders or rank senior to the Class B Preferred Stock.

The Company expects to require additional capital to expand its fleet and service territories. Subject to the protective provisions in the Second Amended and Restated Certificate of Formation of Gridwater Inc., the Company may issue additional shares of Common Stock or preferred stock, including securities with rights senior to or pari passu with the Class B Preferred Stock. The Class B Preferred Stock has no price-based anti-dilution protection, and additional issuances could reduce its value and the Company's ability to pay the Preferred Return or the Put Price.

(28) The concurrent Regulation D offering involves additional risks.

Class B Preferred Stock — Reg D Tier issued in the Company's concurrent Rule 506(c) offering ranks pari passu with the Class B Preferred Stock offered hereby, will share in any liquidation proceeds, and will compete for funds available to pay the Preferred Return and the Put Price. The two offerings must be conducted in accordance with Rule 152 under the Securities Act, which limits how general solicitation in the Rule 506(c) offering may be used in connection with this offering. If either offering failed to satisfy its exemption, purchasers could have rescission rights and the Company could be subject to regulatory action, which could adversely affect its financial condition.

(29) Redemptions may affect QSBS status.

Under Section 1202(c)(3) of the Internal Revenue Code, certain purchases by the Company of its own stock within specified periods before or after an issuance can cause stock issued during that period not to qualify as QSBS. Payments under the Put and Call Rights, or other repurchases, could affect the QSBS status of Class B Preferred Stock issued near the time of the repurchase. In addition, a repurchase of a holder's shares may be treated as a dividend rather than a sale or exchange, depending on the holder's circumstances, in which case the Section 1202 exclusion would not apply to the amount received. The Second Amended and Restated Certificate of Formation of Gridwater Inc. also requires the Board to review any redemption or repurchase in advance for its effect on QSBS status and permits the Company to delay, reduce, or restructure a redemption, including payment of the Put Price, to avoid impairment; any resulting delay is not a default.

(30) Holders may recognize taxable income before receiving any cash.

Under Section 305(c) of the Internal Revenue Code and the related Treasury Regulations, if preferred stock may be redeemed at a price above its issue price, including at the holder's option, the excess may

be treated as a constructive distribution that accrues over time and is taxable as a dividend to the extent of the Company's earnings and profits, even though no cash is paid. Because the Put Price may exceed the Original Issue Price, holders could recognize taxable income before receiving any payment. Investors should consult their own tax advisors.

(31) Water On Demand, Inc. and its affiliates have interests that may conflict with those of Class B holders.

Water On Demand, Inc. ("WODI") owns 50% of the Company's Common Stock, and certain of the Company's officers and directors are also officers or directors of WODI (see Section 12). WODI manages Water On Demand Opportunity Zone Fund #1 LLC (the "OZ Fund"), which may invest in the Class B Preferred Stock — Reg D Tier. As a holder of Common Stock, WODI's interests may differ from those of Class B holders, including with respect to dividend declarations, a Board-elected conversion, exercise of the Call Right or the Company Extension Right, and any transaction between the Company and WODI or its affiliates. Those transactions will not be negotiated at arm's length. Under the Second Amended and Restated Certificate of Formation of Gridwater Inc., any related-party transaction outside the ordinary course of business requires the consent of the holders of a majority of the outstanding Class B Preferred Stock.

(32) Opportunity zone covenants may restrict the Company's operations.

If the OZ Fund invests, the Company expects to agree to covenants intended to preserve the OZ Fund's status as a qualified opportunity fund, including that the Company will not acquire tangible property from WODI or its affiliates and will operate as a qualified opportunity zone business. Because the Company's vehicles are mobile, the requirement that substantially all of the use of its tangible property occur within a qualified opportunity zone may limit where and for whom the Company can provide services.

(33) Class A Preferred Stock, if issued, would compete with the Class B Preferred Stock.

The Certificate authorizes 1,000,000 shares of Class A Preferred Stock that, if issued, would rank pari passu with the Class B Preferred Stock in a liquidation, would share in liquidation proceeds, and would compete for cash available to pay buyback prices. Unlike the Class B Preferred Stock, the Class A Preferred Stock's 18% floor on put and liquidation amounts has no ceiling, and its EBITDA Participation Amount (2.5% of the Company's EBITDA each year) must be paid before any dividend on the Common Stock. Class A buyback obligations could reduce the funds available to pay the Class B Put Price.

8. The Offering and the Securities

8.1 Purpose of the Offering

To raise capital to fund (i) deployment and operation of the Company's mobile wastewater treatment fleet; (ii) capital expenditures including treatment equipment, vehicles, ancillary systems, and technology; (iii) hiring and operational scaling; (iv) working capital and general corporate purposes; and

(v) transaction expenses related to the offering. The offering is intended to bridge the Company through to operating profitability and to fund initial Texas-based deployment.

8.2 Testing-the-Waters

The Company may attach any written communication or broadcast script used for testing the waters under Rule 241 or Rule 206, if applicable. All such communications, if any have been used as of the filing date, are filed as a supplemental exhibit, if applicable.

8.3 Transaction Mechanics and Delivery of Securities

Subscriptions for Class B Preferred Stock will be processed through Andes Capital Group, LLC (the registered intermediary). Investors will execute or accept a Subscription Agreement, Investor Verification Questionnaire, and related platform documents. Funds will be held in escrow at the intermediary-approved escrow agent and released only in accordance with this Form C, the escrow agreement, intermediary requirements, and Regulation Crowdfunding. Shares of Class B Preferred Stock will be issued at the applicable closing.

8.4 Investor Cancellation Rights

Investors may cancel an investment commitment up to 48 hours prior to the earlier of (a) the offering deadline or (b) such earlier closing (provided the Target Offering Amount has been met). The intermediary will notify investors when the target offering amount is met. If the issuer reaches the target early, it may close the offering early with at least 5 business days' notice (absent a material change). If an investor does not cancel before the 48-hour window, funds release to the issuer at closing. If a material change is made and the investor does not reconfirm, the commitment is cancelled and funds returned.

8.5 Terms of the Securities Being Offered

Class B Preferred Stock — Reg CF Tier, offered directly at $100.00 per share. The Class B Preferred Stock has been authorized under the Second Amended and Restated Certificate of Formation of Gridwater Inc. and is subject to that governing document and the Subscription Agreement.

Term	Description
Original Issue Price	$100.00 per share
Liquidation Preference	In a liquidation, dissolution, winding up, or Deemed Liquidation Event, and before any payment on the Common Stock, the greater of (i) 1.0× the Original Issue Price plus accrued but unpaid Preferred Return and (ii) the Class B Participation Percentage (3.5% × Class B shares outstanding ÷ 52,000) of the Proceeds, and not the sum, in each case subject to the 18% Return Floor and 30% Return Ceiling. Ranks pari passu with the Class B Preferred Stock — Reg D Tier and with any outstanding Class A Preferred Stock. A Deemed Liquidation Event includes a merger

	after which the Company's stockholders no longer hold a majority of the surviving entity's voting power, or a sale of all or substantially all of the Company's assets, unless the holders of a majority of each class of Preferred Stock elect otherwise.
Preferred Return	8% per annum on the Original Issue Price, cumulative, non-compounding, payable when, as, and if declared by the Board, senior to Common dividends
Voting	Non-voting except as required by the Texas Business Organizations Code and subject to the protective provisions set forth in the Second Amended and Restated Certificate of Formation of Gridwater Inc. If the Class B Preferred Stock is converted to Common Stock, the resulting Common Stock will have the voting rights applicable to Common Stock.
Conversion	Automatic conversion into Common Stock, one share for one share, upon a firm-commitment underwritten public offering priced at not less than five times the Original Issue Price ($500.00 per share) that raises at least $500,000,000 net to the Company; otherwise convertible into Common Stock only at the election of the Board. No holder has a right to initiate or require conversion, and a Board-elected conversion does not require the consent of Class B holders. On any conversion, the Company pays all accrued and unpaid Preferred Return, and each holder receives the greater of (i) the shares issuable at the conversion rate and (ii) shares of Common Stock with a fair market value that, together with all amounts previously paid, produces an 18% internal rate of return. The 30% Return Ceiling does not apply to a conversion.
Redemption	5-year hold period; thereafter Investor Put Right and Company Call Right at the Put Price set forth below
Anti-Dilution	No price-based anti-dilution protection. Customary adjustments for stock splits, combinations, and similar recapitalizations.
Protective Provisions	Consent of the holders of a majority of the outstanding Class B Preferred Stock is required to (i) create or issue any stock senior to the Class B Preferred Stock; (ii) liquidate, dissolve, wind up, or effect a Deemed Liquidation Event; (iii) amend the certificate of formation in a way that adversely affects the Class B Preferred Stock; (iv)

	enter into a related-party transaction outside the ordinary course of business; or (v) effect any redemption or repurchase that would impair the qualification of the Class B Preferred Stock as QSBS, as set forth in the Second Amended and Restated Certificate of Formation of Gridwater Inc.
Information Rights	Annual Financial Statements within 120 days of fiscal year-end; Quarterly Financial Statements within 45 days of quarter-end; ongoing reporting per Regulation Crowdfunding Rule 202

Transfer Restrictions	**Securities purchased in a Regulation Crowdfunding offering may not be transferred for one year except as permitted by Rule 501 of Regulation Crowdfunding, and thereafter only pursuant to an effective registration statement or an available exemption under securities laws. The contractual five (5)-year hold period is measured from the applicable Class B Measurement Date.**
Put / Call Right	After the five (5)-year hold period beginning on the applicable Class B Measurement Date, the holder has a Put Right and the Company has a Call Right at the applicable Put Price during a calendar-quarter Put Window. Both rights are exercisable only as to all, and not less than all, of a holder's Class B Preferred Stock, and shares bought back are retired.
Put Price — Base Valuation	The aggregate Put Price equals 3.5% of Company Value multiplied by a fraction, the numerator of which is the number of shares of Class B Preferred Stock then outstanding and the denominator of which is 52,000 (the number of shares at the full $5.2M subscription: $4M Reg D and $1.2M Reg CF), allocated pro rata by the number of shares held and calculated on a fully diluted basis. "Company Value" equals 3.5 times the Company's gross revenue for the trailing twelve months ending on the buyback date, determined in accordance with GAAP.
Put Price — Guardrail Mechanics	The Put Price is subject to an 18% Return Floor and a 30% Return Ceiling measured on total return from inception, compounded annually from the applicable Class B Measurement Date and inclusive of amounts previously paid, as provided in the Company's governing documents.

	These are contractual valuation guardrails, not guaranteed returns.
Company Extension Right	If, on the fifth anniversary of a holder's Class B Measurement Date, the Put Price before application of the Return Floor would be less than the amount produced by the 18% Return Floor, the Company may, on ninety (90) days' prior written notice to all Class B holders, extend commencement of the Put Window by up to two (2) additional years.
Lawfully Available Funds	All amounts payable in respect of the Class B Preferred Stock are payable only out of funds lawfully available under the Texas Business Organizations Code. Any amount deferred for that reason remains owed and continues to accrue as provided in the Company's governing documents.
QSBS Eligibility	Class B Preferred Stock — Reg CF Tier is intended to qualify as Qualified Small Business Stock under IRC §1202. For shares that qualify, the applicable holding period generally begins when the investor acquires the shares at original issuance, subject to applicable tax law.

Note on Tier Alignment: The Class B Preferred Stock — Reg CF Tier and the parallel Class B Preferred Stock — Reg D Tier (offered to verified accredited investors in a concurrent Rule 506(c) offering) carry the same 18% Return Floor and 30% Return Ceiling on the Put Price. Both tiers rank pari passu on liquidation, share the same Original Issue Price of $100.00 per share, and carry the same Preferred Return rate. The two tiers differ in offering exemption (Reg CF vs Rule 506(c)), eligible investor base (Reg CF investors vs verified accredited investors), per-investor minimum, and disclosure framework, but not in core economic terms.

8.6 Voting Rights

Do the securities offered have voting rights? No.

The Class B Preferred Stock has no general voting rights. If Class B Preferred Stock is converted to Common Stock in accordance with the Company's governing documents, the resulting Common Stock will carry the voting rights applicable to Common Stock.

8.7 Limitations on Voting and Other Rights

Are there any limitations on voting or other rights? Yes.

Voting rights are limited as described in Section 8.6. Class B Preferred holders do not have general voting rights, but have protective provisions requiring the consent of a majority of the Class B Preferred Stock for the matters listed under “Protective Provisions” in Section 8.5, as described in the Company's

governing documents. If Class B Preferred Stock is converted to Common Stock in accordance with those documents, the resulting Common Stock will carry the voting rights applicable to Common Stock.

8.8 Modification of Terms

Material modifications adverse to Class B Preferred holders require the consent of the holders of a majority of the outstanding Class B Preferred Stock, as provided in the Second Amended and Restated Certificate of Formation of Gridwater Inc. Customary anti-dilution adjustments for stock splits, combinations, and similar recapitalizations are automatic and do not require holder consent. In addition, holders of at least 66⅔% of the outstanding Class B Preferred Stock may, by written consent, waive any right, power, or preference of the Class B Preferred Stock on behalf of all Class B holders, other than the QSBS protections, and because the Reg D Tier may hold a majority of the Class B Preferred Stock, Reg D investors could grant a waiver that binds Reg CF investors who did not consent.

8.9 Valuation Methodology

The Class B Preferred Stock is offered at $100.00 per share for an aggregate offering amount up to $1,200,000. The $100.00 Original Issue Price was determined by the Board with reference to projected unit economics, comparable industry transactions, and consultation with management. It was not established in a competitive market or by an independent valuation (see Risk Factor (16)).

Future valuations, including for redemption mechanics: the Put Price after the applicable five-year hold period is calculated under the Class B terms using the valuation methodology and the 18% Return Floor and 30% Return Ceiling, with an 8% per annum cumulative Preferred Return as a separate dividend mechanic, as set forth in the Second Amended and Restated Certificate of Formation of Gridwater Inc. and Subscription Agreement.

In a corporate transaction (sale, merger, IPO), holders of Class B Preferred Stock will receive the treatment set forth in the Second Amended and Restated Certificate of Formation of Gridwater Inc. and definitive offering documents. The Class B Preferred economics provide for the applicable liquidation and conversion treatment stated in those governing documents.

8.10 Risks Relating to Minority Ownership

Class B Preferred holders are minority, non-voting stockholders. They cannot elect directors, vote on most corporate actions, or block strategic decisions outside the protective-provision categories listed in Section 8.7.

8.11 Risks Associated with Corporate Actions

Future corporate actions may materially affect Class B Preferred holders, including: (i) issuance of additional senior or pari passu preferred stock that dilutes economic rights; (ii) repurchases or redemptions that consume Company cash; (iii) amendments to governing documents; and (iv) transactions affecting QSBS eligibility or redemption economics.

9. Ownership and Capital Structure

9.1 Classes of Securities Outstanding

Class	Common Stock	Class B Preferred Stock	Class A Preferred Stock
Authorized	3,000,000 shares	1,000,000 shares	1,000,000 shares
Outstanding	2,000 shares (1,000 ZIGCO + 1,000 WODI)	None currently. To be reflected in the Company's capitalization table after Reg CF and Reg D 506(c) closings	None currently. No Class A offering is being made by this Form C
Voting Rights	Yes	No	No
Other Rights	Subordinate to the Class A and Class B Preferred Stock on liquidation and dividends	Class B Preferred carries an 8% Preferred Return, an 18% Return Floor and 30% Return Ceiling on the Put Price, protective provisions, and information rights as described in Section 8.5 and the Company's governing documents	Class A Preferred carries a 2.5% annual EBITDA Participation Amount instead of a Preferred Return, an 18% Return Floor with no ceiling on the Put Price, protective provisions, and ranks pari passu with the Class B Preferred Stock

Class A Preferred Stock. The Second Amended and Restated Certificate of Formation of Gridwater Inc. also authorizes 1,000,000 shares of Class A Preferred Stock, par value $0.0001 per share (the Common Stock and Class B Preferred Stock also have a par value of $0.0001 per share). No shares of Class A Preferred Stock are outstanding as of the date of this Form C. If issued, the Class A Preferred Stock: (i) has a $100.00 original issue price and is non-voting except as required by the TBOC and its own protective provisions; (ii) accrues, for each fiscal year in which it is outstanding, an aggregate EBITDA Participation Amount equal to 2.5% of the Company's EBITDA, cumulative and payable when, as, and if declared, before any dividend on the Common Stock; (iii) has a five-year hold period followed by a put and call at the greater of its original issue price plus accrued EBITDA Participation Amounts and the amount producing an 18% internal rate of return, with no maximum; (iv) in a liquidation or Deemed Liquidation Event, receives the greatest of its original issue price plus accrued EBITDA Participation Amounts, a participation percentage of the Proceeds (3.5% × Class A shares outstanding ÷ 52,000), and the amount producing an 18% internal rate of return, with no maximum; (v) converts into Common Stock on the same qualifying public offering as the Class B Preferred Stock, or at the Board's election, on terms similar to the Class B Preferred Stock; and (vi) ranks pari passu with the Class B Preferred Stock and senior to the Common Stock. The Company may defer a Class A buyback by up to two years if the Board determines that it lacks funds to pay the Class A put price or that payment would materially impair its working capital. If a Class A offering does not reach its minimum subscription amount, the subscribers receive Class B Preferred Stock instead, which increases the number of Class B shares outstanding and, correspondingly, the aggregate Class B Participation Percentage and Put Price.

9.2 Securities Reserved for Issuance

- Warrants Outstanding: None
- Options Outstanding: None. The Company has not yet adopted an equity incentive plan.
- Other Rights Reserved: None

9.3 Dilution and Subordination Risk

How may the rights of the securities offered be materially limited, diluted, or qualified by other classes? Future financings may include preferred stock senior to or pari passu with the Class B Preferred, which would dilute the Class B's economic and rights position. Employee equity incentives, when adopted, may dilute all stockholders. The Company may issue additional series of preferred at terms more favorable than this offering. Customary anti-dilution provisions adjust for stock splits and recapitalizations but do not protect against price-based dilution from later financings. The Certificate also authorizes 1,000,000 shares of Class A Preferred Stock that, if issued, would rank pari passu with the Class B Preferred Stock (see Section 9.1 and Risk Factor (33)).

9.4 Differences Between Classes

Are there differences between the securities offered and each other class not reflected above?

Yes, the Class B Preferred have liquidation preference, put rights, call rights and are non-voting. The Class A Preferred Stock, if issued, differs from the Class B Preferred Stock principally in that it earns an EBITDA Participation Amount instead of the 8% Preferred Return, and its 18% floor on put and liquidation amounts has no ceiling (see Section 9.1).

9.5 Effect of Principal Shareholder Rights

Common stock held by ZIGCO (50%) and WODI (50%) carries the only voting rights pre-offering. These two holders, acting in concert, can elect the entire Board of Directors and approve corporate actions requiring stockholder vote. Class B Preferred holders have protective provisions requiring their consent for certain actions (Section 8.7) but otherwise do not have voting rights on standard corporate matters. ZIGCO's and WODI's coordinated decisions on capital deployment, executive compensation, additional financings, and strategic direction will materially affect Class B Preferred holders.

10. Use of Proceeds: Net proceeds from this Reg CF offering at the Target Offering Amount of $25,000 and a Maximum Offering of $1,200,000 will be allocated approximately as follows. The Company reserves discretion to reallocate among categories based on actual deployment timing, capital availability from the parallel Reg D 506(c) offering, and operating priorities.

	Target Offering ($25,000)		Maximum Offering ($1,200,000)	
Use of Proceeds Category	Amount	% of Offering	Amount	% of Offering
Intermediary compensation (Andes Capital Group, LLC, see Section 10.1)	$750	3.00%	$36,000	3.00%
Legal and accounting fees	$938	3.75%	$45,000	3.75%
Platform and onboarding fees (fixed, see Section 10.1)	$3,000	12.00%	$3,000	0.25%
Escrow, filing and transfer agent fees	$250	1.00%	$12,000	1.00%
Marketing, investor relations, testing-the-waters compliance	$1,668	6.67%	$80,000	6.67%
Subtotal — Offering Expenses	$6,606	26.42%	$176,000	14.67%
Initial fleet purchase order deposits (Omega, three vehicles × $100,000)	$5,389	21.56%	$300,000	25.00%
Working capital and operational scaling (dispatch, compliance, customer management)	$5,389	21.56%	$300,000	25.00%
Sales, customer acquisition, and route-density build-out	$3,594	14.38%	$200,000	16.67%
Capital expenditures, ancillary systems, technology, telematics	$2,694	10.78%	$150,000	12.50%
General corporate purposes	$1,328	5.31%	$74,000	6.16%
Subtotal — Operations and Deployment	$18,394	73.58%	$1,024,000	85.33%
Total	$25,000	100.00%	$1,200,000	100.00%

10.1 Compensation of the Intermediary (Andes Capital Group, LLC)

The Company has engaged Andes Capital Group, LLC, a FINRA-registered broker-dealer, as the intermediary for this Regulation Crowdfunding offering. Andes will receive the following compensation in connection with the offering:

- Cash success fee: 3.0% of gross proceeds raised from investors at each closing, payable upon disbursement of escrowed funds to the Company. At the Target Offering Amount of $25,000, the cash success fee equals $750 and at the Maximum Offering Amount of $1,200,000, the cash success fee equals $36,000.
- Onboarding, technology, and platform fees: a one-time onboarding fee and ongoing platform/technology fees as set forth in the engagement letter between the Company and Andes Capital Group, LLC, totaling approximately $3,000 (included in the "Escrow, filing, transfer agent, and platform fees" category above).
- Securities compensation: None. The Company is not issuing securities, warrants, or equity to Andes Capital Group, LLC.
- Other compensation: None outside the cash success fee and platform fees described above. No re-offer, principal trading, or affiliate compensation arrangements.

The aggregate compensation payable to Andes Capital Group, LLC, expressed as a percentage of the maximum offering amount, is approximately 3.25% inclusive of cash success fee and platform fees. Andes Capital Group, LLC has no equity interest in the Company.

Investor funds are held in escrow by an Andes-approved qualified third-party escrow agent and released only at closing in accordance with Regulation Crowdfunding, the escrow agreement, and the engagement letter.

11. Management's Discussion and Analysis of Operations and Financial Condition

11.1 Operating History

Does the issuer have an operating history? No.

Gridwater Inc. was organized January 21, 2026 and is a development-stage company. While operations are built upon the established 20+ year operating history of ZIGCO/EnviroMaintenance, Gridwater itself has limited operating history.

11.2 Financial Condition of the Issuer

Gridwater Inc. was organized January 21, 2026 as a Texas C-Corporation. The Company is a development-stage entity formed to acquire, deploy, and operate a fleet of mobile wastewater treatment and grease-management vehicles. Operating history is limited.

Liquidity

The Company's cash on hand consists of seed capital contributed by ZIGCO and Water On Demand, Inc., plus initial Reg D 506(c) subscription proceeds, if any have closed by the filing date. The Company is dependent on offering proceeds from the Reg D 506(c) offering and this Reg CF offering to fund initial fleet deployment, working capital, and corporate operations during the development-stage period.

Capital Resources

Founding equity contributions from ZIGCO and Water On Demand, Inc. (50/50 Common Stock split, 2,000 shares total). No third-party debt. Planned future financings consist of:

- The existing Reg D 506(c) Class B Preferred offering up to $4,000,000 (offered to verified accredited investors at the same Original Issue Price and same Return Floor and Return Ceiling as this Reg CF Tier offering)
- This Reg CF Class B Preferred Stock offering up to $1,200,000
- Per-truck equipment financing arranged at the operating-vehicle level as the fleet deploys

Historical Results of Operations

Pre-revenue. Cumulative expenses since incorporation on January 21, 2026 are limited to organizational and pre-launch costs, including legal, accounting, structure, and deposits. Current organizational expense is being borne by the shareholders, ZIGCO (50%) and Water On Demand, Inc. (50%).

Material Trends

Customer pipeline development is underway in the target Austin metro area through ZIGCO's established legacy operating network. No fleet vehicles have been placed in service as of the filing date. Capital expenditure commitments will follow upon initial closings. The Company expects to begin operations in summer 2026 by purchasing equipment that will generate net income (see company projections).

Effect of Offering Proceeds on Liquidity

Proceeds from this Reg CF offering, up to $1,200,000, will be deployed alongside Reg D 506(c) proceeds to fund initial fleet deployment, working capital, regulatory and disposal-infrastructure setup, and centralized dispatch/compliance operations. Deployment timing and fleet ramp assumptions will be conformed to the final use-of-proceeds budget and available capital.

11.3 Selected Financial Data

The Company was organized January 21, 2026 and has yet to commence operations. There is no prior fiscal year. Total assets, liabilities, and net income are nominal and limited to organizational costs as of the filing date. See Exhibit A for company projections and forward-looking financial information. The Company has conducted only limited activity to date. It has entered into a small number of transactions since inception, and those amounts are reflected in the figures above.

The platform and onboarding fees shown in the use of proceeds table are fixed and do not scale with the amount raised. Offering expenses therefore represent a much larger share of the proceeds at the Target Offering Amount than at the Maximum Offering Amount, 26.42% of $25,000 compared with 14.67% of $1,200,000. An investor subscribing while total proceeds are low should expect a correspondingly smaller portion of the proceeds to be applied to operations and deployment.

11.4 Financial Statement Requirements (Reg CF Offering Size Reference)

Offering Size	Required Financial Statements
Up to $124,000	Tax return information plus officer-certified financial statements
$124,001 to $618,000	Reviewed by independent public accountant
$618,001 to $1,235,000 (first-time issuer)	Reviewed by independent public accountant
Greater than $1,235,000 OR repeat Reg CF issuer	Audited financial statements by independent public accountant

This offering is structured at a maximum of $1,200,000, below the current $1,235,000 audit threshold for a first-time Regulation Crowdfunding issuer. Financial statements provided are prepared in accordance with the applicable Regulation Crowdfunding requirements and are subject to counsel and intermediary review.

12. Related Person Transactions and Conflicts of Interest

The Company is a joint venture co-owned 50/50 by ZIGCO and Water On Demand, Inc. (WODI). Several officers and directors hold positions concurrently at related entities:

- Ken Berenger — Executive Chairman of Gridwater; CEO of Water On Demand, Inc.
- Bryan Klepzig — CEO of Gridwater; Founder/CEO of ZIGCO
- James Woloszyn — COO of Gridwater; concurrently COO of Water On Demand, Inc.
- Cory Mertes — CFO of Gridwater; concurrently CFO of Water On Demand, Inc.

These overlapping roles create potential conflicts of interest in matters such as inter-company resource allocation, related-party contracting, and capital prioritization. The Company intends to manage such matters in accordance with Texas corporate law, the Bylaws, and customary fiduciary standards. Material related-party transactions will be disclosed in the Company's ongoing Reg CF reporting. WODI also manages Water On Demand Opportunity Zone Fund #1 LLC, which may invest in the Class B Preferred Stock — Reg D Tier; if it does, the Company expects to agree to opportunity zone covenants, including not acquiring tangible property from WODI or its affiliates (see Risk Factors (31) and (32)).

13. Bad Actor Disclosure

Per Item 30 of Form C and Rule 503(a) of Regulation Crowdfunding, with respect to the issuer, predecessors, affiliated issuers, directors, officers, beneficial owners of 20% or more of any class of voting equity, and any compensated solicitor:

#	Disqualifying Event	Response
1	Convicted within 10 years (5 for issuer/affiliates) of a felony or misdemeanor involving securities, financial fraud, or false statements to a regulator	No
2	Subject to a court order entered within 5 years restraining or enjoining conduct in connection with the purchase or sale of any security	No
3	Subject to a final order of a state securities, banking, or insurance commission, the U.S. CFTC, or a federal banking agency	No
4	Subject to SEC order under Exchange Act §15(b)/15B(c) or Advisers Act §203(e)/(f)	No
5	Subject to SEC cease-and-desist order entered within 5 years for scienter-based violations or violations of registration provisions	No
6	Suspended or expelled from a registered national securities exchange or association	No
7	Filed a registration or Reg A statement that within 5 years was subject to a refusal or stop order	No
8	Subject to a USPS false-representation order entered within 5 years	No

Coverage of the "No" responses above:

- Issuer (Gridwater Inc., a development-stage Texas C-Corporation with no securities-related history).
- Predecessors and affiliated issuers: none.
- Directors and officers identified in Section 5: Ken Berenger, Bryan Klepzig, James Woloszyn, Cory Mertes.
- Beneficial owners of 20% or more identified in Section 4: ZIGCO and Water On Demand, Inc.
- Compensated solicitors: none outside the registered intermediary, Andes Capital Group, LLC.

14. Recent Securities Sales

The following securities have been sold or are being offered by the issuer within the 12-month period prior to the filing date of this Form C:

14.1 Founding Equity Issuances

Date	Class	Holder	Shares	Consideration	Exemption
01/21/2026	Common Stock	ZIGCO	1,000	Founding equity contribution	Section 4(a)(2)
01/21/2026	Common Stock	Water On Demand, Inc. (WODI)	1,000	Founding equity contribution	Section 4(a)(2)

14.2 Reg D 506(c) Class B Preferred Stock — Reg D Tier (Concurrent Offering)

The Company is concurrently conducting a Rule 506(c) offering of Class B Preferred Stock — Reg D Tier to verified accredited investors, with a maximum offering amount of up to $4,000,000 at $100.00 per share. Prior to and in connection with the development of the current direct Class B Preferred Stock offering structure, the Company accepted investments from verified accredited investors pursuant to Simple Agreements for Future Equity (SAFEs) in transactions conducted under Regulation D. The Company issued SAFEs to eleven (11) verified accredited investors during July and August 2026 for aggregate subscription proceeds of $260,000. Those SAFEs remain outstanding and have not yet been converted into Class B Preferred Stock.

The Reg D 506(c) offering is being conducted under a separate Private Placement Memorandum and Subscription Agreement, with verification of accredited status by qualified third parties consistent with Rule 506(c)(2)(ii).

The Company intends to convert the outstanding Regulation D SAFEs into Class B Preferred Stock — Reg D Tier in accordance with the applicable SAFE terms and the Company's governing documents. The Class B Measurement Date applicable to shares issued upon conversion is the date of conversion and issuance, determined under the same rule that applies to all other shares of Class B Preferred Stock, and is not the closing date of the applicable SAFE. The Company's capitalization records will be updated to reflect the Class B shares issued upon conversion. The number and aggregate amount of outstanding SAFEs are not fixed in this Form C and will be determined from the Company's records at the time of conversion.

14.3 Other Securities Sales

Other than the Regulation D SAFE financings described in Section 14.2, no options, warrants, convertible notes, or other securities have been issued.

15. Forward-Looking Statements Disclosure

This Form C and related offering materials may contain forward-looking statements relating to future events, future financial performance, business strategy, deployment plans, customer pipeline, route density, revenue, profitability, equipment financing, redemption economics, QSBS qualification, and other expectations.

Forward-looking statements are based on current assumptions and are subject to risks and uncertainties. Actual results may differ materially. Investors should not rely on projections, illustrative returns, tax expectations, or redemption examples as guarantees.

16. Other Material Information

16.1 QSBS Considerations

The Company intends to operate in a manner consistent with maintaining Qualified Small Business Stock status under Section 1202 of the Internal Revenue Code and, under the Second Amended and Restated Certificate of Formation of Gridwater Inc., will use commercially reasonable efforts to do so, including:

- Monitoring aggregate gross assets (≤ $75 million, as indexed for inflation, immediately after each issuance)
- Maintaining active trade or business operations
- Avoiding prohibited redemptions or disqualifying transactions
- Providing reasonable cooperation for investor tax reporting

No assurance is provided that QSBS treatment will apply.

16.2 Joint Venture Operational Synergy

Gridwater leverages Water On Demand's fintech and infrastructure capital platform alongside ZIGCO's 20+ year hands-on wastewater operating expertise. Several principals hold leadership roles across both entities by design, supporting capital efficiency and execution alignment.

16.3 Ongoing Reporting

The issuer will file an annual report with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report.

Annual Report URL: https://www.gridwater.com/investors/annual-reports. The investor relations section of www.gridwater.com will host annual reports beginning with the first annual report due 120 days following the end of the fiscal year in which this offering closes.

17. Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer: Gridwater Inc.

Signatories required: Issuer, Principal Executive Officer, Principal Financial Officer, and a majority of the board of directors.

Signatory 1 — Chief Executive Officer (Principal Executive Officer) and Director

Signature: ___/s/ Bryan Klepzig___________________________

Name: Bryan Klepzig

Date: __10/20/2026______________________________

Signatory 2 — Chief Financial Officer (Principal Financial Officer)

Signature: ___/s/ Cory Mertes_______________________________

Name: Cory Mertes

Date: __10/20/2026______________________________

Signatory 3 — Executive Chairman / Director

Signature: ___/s/ Ken Berenger_____________________________

Name: Ken Berenger

Date: __10/20/2026______________________________

The Board of Directors of Gridwater Inc. consists of two (2) directors: Ken Berenger and Bryan Klepzig. Both have signed above, satisfying the requirement that a majority of the Board execute this Form C.

18. Exhibits

The following exhibits are filed with Amendment No. 3 to this Form C. All exhibits previously filed and not listed below remain unchanged and are incorporated herein by reference:

Exhibit	Description
A	Regulation Crowdfunding Class B Preferred Stock Subscription Agreement
B	Second Amended and Restated Certificate of Formation of Gridwater Inc., filed with the Texas Secretary of State effective October 13, 2026